EXHIBIT J-1



                PUBLIC SERVICE COMPANY OF COLORADO

              CHEYENNE LIGHT, FUEL AND POWER COMPANY



                 ANALYSIS OF THE ECONOMIC IMPACT
            OF A DIVESTITURE OF THE GAS OPERATIONS OF
                 PSCO AND ITS CHEYENNE SUBSIDIARY



 This Study was undertaken by the management and staff of Public Service Company of Colorado (PSCo). The objective of the study is to quantify the economic impact on shareholders and customers of divesting PSCo of its Colorado natural gas assets and business, and of divesting Cheyenne Light, Fuel and Power Company (Cheyenne), a wholly-owned subsidiary of PSCo, of its natural gas assets and business.





                         January 26, 1996



I.   EXECUTIVE SUMMARY

Public Service Company of Colorado's (PSCo) management and staff have undertaken this "Analysis of the Economic Impact of a Divestiture of the Gas Operations of PSCO and Its Cheyenne Subsidiary" (Study) in order to quantify the economic impact on its shareholders and its customers of spinning off its and Cheyenne Light, Fuel and Power Company's (Cheyenne's) natural gas assets and businesses. PSCo is currently an exempt holding company under the Public Utility Holding Company Act of 1935 (PUHCA) providing electric and natural gas service in a major portion of the State of Colorado. Cheyenne is a wholly-owned subsidiary of PSCo providing electric and natural gas service in and around Cheyenne, Wyoming.

The Study quantifies the economic impacts of operating the following two entities as independent, stand-alone companies if they were disaggregated from PSCo's combined businesses:

          - The Colorado portion of PSCo's gas business spun-off into a new organization called, for the purpose of this Study, NewGasCo-Colo; and

          - Cheyenne's gas business spun-off into a new organization called, for the purpose of this Study, NewGasCo-Wyo.

The Study evaluates the increased costs or "lost economies" associated with divestiture of these businesses from two
perspectives   shareholders and customers.  The effect on
shareholders is the direct result of the increased costs or lost economies resulting from a spin-off or divestiture, absent regulatory rate relief to recoup these lost economies. The effect on customers assumes recovery of these lost economies through rate increases, and is divided into two parts. The potential effects on customers have first been evaluated in terms of increased revenue requirements and rates, and second in terms of the impact of other quantifiable and non-quantifiable costs.

The projected impacts on the shareholders of the lost economies resulting from the spin-off of PSCo's gas business into NewGasCo-Colo and the spin-off of Cheyenne's gas business into NewGasCo-Wyo, assuming no rate adjustments to recover the lost economies and associated incomes taxes, are shown in Table I-1.

                           TABLE I-1

          ANNUAL SHAREHOLDER IMPACT OF LOST ECONOMIES

                                  NEWGASCO-COLO  NEWGASCO-WYO

 LOST ECONOMIES AS A PERCENT OF:
 Total Gas Operating Revenue          6.44%            10.77%
 Total Gas Operating Revenue
   Deductions                         7.18%            12.30%
 Gross Gas Income                    62.54%            86.36%
 Net Gas Income                      85.06%           109.94%

In Table I-1, Total Gas Operating Revenue is the sum of rate and other revenue for the 12 months ending June 30, 1995 (Base
Case).<F1> Total Gas Operating Revenue Deductions includes all operation and maintenance expenses, administrative and general expenses, depreciation and all taxes, except income taxes. Gross Gas Income is the difference between Total Gas Operating Revenue and Total Gas Operating Revenue Deductions. Net Gas Income is Gross Gas Income minus Income Taxes.

Alternatively, and assuming that each organization is allowed to increase its rate revenue to recover these lost economies and attendant income taxes through rate increases, the projected impact on PSCo's and Cheyenne's customers is shown in Table I-2.


                          TABLE I-2

         ANNUAL GAS CUSTOMER IMPACT OF LOST ECONOMIES

 RATE REVENUE                NEWGASCO-COLO     NEWGASCO-WYO

 Pre Spin-off                $674,013,500      $15,607,321
 Post Spin-off               $718,621,169      $17,382,760
 Increase                    $ 44,607,669      $  1,775,439
 Percent Increase                6.62%             11.38%


In addition to the foregoing impacts, the following table sets forth the impact on the remaining electric companies (comprised of PSCo's and Cheyenne's current electric businesses). This impact is primarily due to the expense of additional employees required to perform the multitude of functions accomplished by employees who currently work for both the electric and gas businesses and assumes that pass through of the lost economies and attendant income taxes is allowed by the appropriate regulatory agencies.


                             TABLE I-3

          ANNUAL ELECTRIC CUSTOMER IMPACT OF LOST ECONOMIES

 RATE REVENUE    PSCO REMAINING ELECTRIC   CHEYENNE REMAINING ELECTRIC
 Pre Spin-off        $1,313,022,822                $35,297,354
 Post Spin-off       $1,357,892,731                $36,307,879
 Increase               $44,869,909                 $1,010,525
 Percent Increase           3.42%                      2.86%


If, on the other hand, the foregoing organizations were not spun-off from PSCo and Cheyenne, the merger was implemented as proposed, and assuming a rate decrease to pass on the potential merger benefits primarily relating to savings in gas costs, the impact on gas customers is shown in Table I-4.


                          TABLE I-4

            ANNUAL GAS CUSTOMER IMPACT OF POTENTIAL
                        MERGER BENEFITS

 RATE REVENUE          PSCO GAS              CHEYENNE GAS
 Pre Merger          $674,013,500            $15,607,321
 Post Merger          668,891,526             15,453,495
 Decrease               5,121,974                153,826
 Percent Decrease         0.76%                   0.99%


Finally, both PSCo's and Cheyenne's gas customers would incur increased personal costs such as postage on a separate envelope and additional check costs to mail payments to two utilities rather than one. This does not include additional customer confusion resulting from doing business with two utilities rather than one. The increased postage expense alone of $3.84 per customer per year for all customers is shown in Table 1-5.


                         TABLE I-5

                OTHER ANNUAL CUSTOMER IMPACTS

            PSCO POSTAGE        CHEYENNE POSTAGE
             $3,478,637             $101,395


II.  CONCLUSIONS

The spin-off of PSCo's and Cheyenne's current gas businesses into two stand-alone companies is estimated to result in a substantial increase in costs and therefore a substantial decrease in earnings to PSCo shareholders absent rate relief to recoup these decreased earnings. Without an increase in rates, the immediate negative effect on shareholders earnings would be substantial. For example, the earnings contribution relating to PSCo's and Cheyenne's gas businesses would be decreased by approximately 85 percent and 110 percent, respectively, as shown in Table I-1. Such a decline would make ownership of shares in these stand-alone companies unattractive.

The pass through of these cost increases to customers in Colorado and Wyoming will result in a significant increase in the level of cost borne by these customers with no attendant increase in the level or quality of service. The rate increases required to provide the level of revenue needed to cover costs to operate the NewGasCos (NewGasCo-Colo and NewGasCo-Wyo) will be significant, amounting to approximately $46.4 million, as shown in Table I-2. Such rate increases would make the NewGasCos less competitive at a time when competition in the energy industry is rapidly increasing due to Federal Energy Regulatory Commission (FERC) Order 636 and other FERC and state regulatory initiatives.

The potential by-pass of Local Distribution Companies (LDCs) is becoming a reality that LDCs must face daily, along with the commensurate possibility of a decreasing customer base, resultant rate increases, and potential stranded costs. The FERC has sanctioned the bypass of LDC systems by interstate pipelines in recent years in the interest of competition. In addition, natural gas service continues to compete with alternative fuels.

The focus on competition is beginning to require the unbundling of LDC services. This trend is occurring as state commissions, LDCs, and their customers, call for a change in the way LDCs do business. While the objectives of these groups are not always
consistent, the result will likely be the same   increased
competition. LDCs already face fierce price competition, and must remain competitive to avoid shareholder losses and a reduced
customer base.   As a result of the increased costs discussed
herein, bundled or unbundled services may become uncompetitive as the pass through of these increases could potentially result in rates that few customers would pay when compared to other competitive options they may have.

In addition, the FERC's ongoing electric Notice of Proposed Rulemaking Promoting Wholesale Competition Through Open Access Nondiscriminatory Transmission Services by Public Utilities (RM 95-8-000, et. al.) and state retail wheeling initiatives are expected to increase competition in the electric industry. The lost economies estimated for PSCo's and Cheyenne's remaining electric companies, if divestiture of gas operations were required, would also have an adverse impact on their ability to successfully compete in the electric industry. A forced divestiture as a result of the proposed merged company would result in the remaining companies becoming less competitive than they would be as part of a merged company. A graphic comparison of typical residential and commercial gas bills in Colorado and Cheyenne, Wyoming, illustrating the loss of each NewGasCo's relative position as compared to other utilities resulting from a spin-off, is contained in Table VIII-1, page 29.

As opposed to the negative results of the economic impact, two positive conclusions were noted.

- First, it is expected that after divestiture, the two segments of PSCo's business analyzed in this Study would continue to be managed locally, as they currently are. PSCo's gas business would continue to be managed from and based in Denver and from the other local/regional parts of Colorado where management is currently based. Cheyenne's gas business would continue to be locally based in the City of Cheyenne, Wyoming. Therefore, the benefits and costs of localized management will continue to be realized.

- Second, it is expected that after divestiture the Colorado Public Utilities Commission (CPUC) and the Wyoming Public Service Commission (WPSC) would continue to have and exercise the same jurisdictional authority over the regulated businesses as they do today. PSCo's gas business would continue to be regulated primarily by the CPUC, and Cheyenne's gas business would continue to be regulated primarily by the WPSC. Therefore, the state commissions will continue as the primary agencies responsible for the regulation of the LDCs.<F2>

However, it should be noted that these same conditions (continued local management and state regulatory jurisdiction) would exist if the gas businesses remain with the new merged entity.

As previously discussed in the Executive Summary, there is a combination of approximately $46.4 million in revenue increases needed for the NewGasCos, shown in Table I-2, and an additional $45.9 million in revenue increases as a result of lost economies, including income taxes, that will impact the remaining PSCo and Cheyenne electric companies, and potentially their customers shown in Table I-3. Therefore, the total revenue increases that would be required is approximately $92.3 million.

Based on the foregoing conclusions, PSCo believes that spinning off the gas businesses would adversely impact PSCo's shareholders and both electric and gas customers. Therefore, PSCo recommends that it is in the best interests of its shareholders and customers that PSCo and Cheyenne retain their existing gas assets and businesses.


III. SPIN-OFF ASSUMPTIONS

The Study assumes that two segments of PSCo's current business can, in fact, be spun-off into stand-alone companies. These two potential stand-alone businesses are currently part of the combined companies as described below:<F3>

- Within Colorado, PSCo is primarily a combination electric and gas utility, engaged in the generation, purchase, transmission, distribution and sale of electricity, and in the purchase, transmission, distribution, sale and transportation of natural gas.

     PSCo's Colorado gas business includes an extensive transmission and distribution system serving numerous communities throughout Colorado. PSCo's gas system serves over 900,000 residential, commercial, industrial, and transportation customers. Total annual gas revenues are approximately $656 million. Annual gas deliveries are nearly 220,000 million cubic feet (MMcf). The Study assumes that the Colorado gas portion of PSCo is spun-off into a stand-alone gas company NewGasCo-Colo.

     PSCo's Colorado electric business, which includes generation, transmission, and distribution facilities located statewide, provides service to nearly 1.1 million

____________________

<F1> The dollar amounts contained in the study are expressed in
     1995 dollars.

<F2> PSCo also understands, based on preliminary discussions with the CPUC and WPSC, that these regulatory agencies support the retention of these gas businesses post-merger.

<F3> For a comparison of PSCo s and Cheyenne s gas operations relative to other utilities based on 1994 data, see Appendix
     A.


     customers throughout a large portion of Colorado. Total annual electric revenues are approximately $1.3 billion and annual sales are nearly 24 million megawatt hours (Mwh).

- PSCo's wholly-owned subsidiary, Cheyenne, operates a combination electric and gas business in the City of Cheyenne, Wyoming and in a significant portion of Laramie County, Wyoming. Cheyenne is engaged in the purchase, transmission, distribution and sale of electricity, and in the purchase, distribution, sale and transportation of natural gas.

     The Cheyenne gas distribution system serves over 26,500
     customers.   Total annual gas revenues are approximately
     $15.2 million. Annual gas deliveries are nearly 20,000 MMcf. The Study assumes that the gas portion of Cheyenne is spun-off into a stand-alone gas company NewGasCo-Wyo.

     The Cheyenne electric system consists of electric transmission and distribution facilities and serves over 33,000 customers. Total annual electric revenues are approximately $35.5 million and annual sales are approximately 776,000 Mwh.

The Study assumes that it would be possible to spin-off PSCo's
Colorado gas business and its Cheyenne gas business from their respective combined gas and electric businesses for the following reasons:

     -    The electric and gas systems are physically separate;

     - A large number of personnel who are directly involved in the day-to-day operations of the electric and gas physical plant ("systems") are dedicated electric-only or gas-only;

     - The regulatory treatment of the respective electric and gas revenue requirements and tariff filings is, for the most part, handled separately; and,

     - In other parts of the country, stand-alone electric and gas companies routinely share overlapping service territories.

In addition, the Study analyzes the NewGasCo-Colo and NewGasCo-
Wyo organizations as two stand-alone companies rather than one combined-gas company for the following reasons:

     - Cheyenne is a wholly-owned subsidiary of PSCo with separate management and its own Board of Directors;

     - PSCo's Colorado gas business and Cheyenne's gas business are currently regulated by different state commissions. PSCo's is regulated by the CPUC, while Cheyenne's is regulated by the WPSC;<F4>
     - The PSCo and Cheyenne gas systems can be operated independently;<F5> and,

     - A significant number of personnel who oversee and maintain the operation of the two systems are employees of PSCo-only or Cheyenne-only.


IV.  GENERAL STUDY ASSUMPTIONS

The assumptions, information and data utilized in the analyses undertaken in this Study are based on the energy industry expertise and experience possessed by the management and staff of PSCo and Cheyenne. Employees with experience in all major facets of the operations of PSCo and Cheyenne were consulted and provided input. The Study's aggregate conclusions are the result of many independent inputs and analyses from highly qualified individuals throughout the companies.

Fortunately, much of the base information and data required for the Study was already in existence. For example, PSCo, with the
assistance of Edgar Dunn & Company   a nationally recognized
management consulting firm   recently completed a restructuring
of the organization.<F6> During that restructuring, national utility benchmarking information on compensation, benefits, and organizational structure were obtained and evaluated. This Study was able to draw on that data and information, and the experience garnered during the reorganization, for the purpose of developing the stand-alone companies. Further, the Base Cases for the Study are founded upon sales, revenues, costs, and rates of return from rate of return studies recently filed with the CPUC and WPSC.<F7>

An exhaustive analysis of every cost component that may be associated with a divestiture was not made. As a result of discussions with numerous personnel at PSCo and Cheyenne, the major cost components associated with a divestiture were identified, quantified, and included in the Study results.

The remainder of this section discusses the major assumptions that were employed in developing the Study.

A. For the purposes of developing the impacts of a spin-off on the various organizations, it is assumed that each of the organizations to be spun-off will operate as an independent, stand-alone company. Therefore, they will have all of the necessary management and personnel, along with the computer systems, facilities, equipment, materials and supplies required to operate as stand-alone companies.

B. For the purpose of determining the staffing requirements of each stand-alone company, the guiding principle was that a sufficient number of employees be included in order to assure that all present functions applicable to the stand-alone organization are performed, and that the present level and quality of service remain unchanged.

C. Labor costs are based on an assessment of straight-time, overtime, and pension and benefit costs for each employee of the stand-alone organizations, less an adjustment to capitalize wages associated with on-going construction to serve new and existing customers.

D. Unless otherwise discussed, the non-labor costs will remain essentially unchanged from those costs allocated to the organization to be spun-off. All gas related costs, such as the cost of gas, have been included in each gas organization's costs. Allocated costs such as accounting, billing, rents, materials and supplies, for example, are assumed to be the same after the spin-off as before.

E. Annual facility costs relating to the additional employees required to maintain the current levels of service have been incorporated into the analyses.

F. For the purpose of showing the final impact on each company's customers, it is assumed that full pass-through of all of the lost economies, including income taxes, will be allowed in a formal rate proceeding after divestiture, and that the current rate levels remain unchanged until that time.

G. For the purposes of developing the impact of the spin-off on each organization, a comparison is made to a Base Case. The Base Case for each company is a pro forma rate of return study, or cost of service study, for the twelve months ended June 30, 1995, as discussed earlier, including all currently approved regulatory cost of service allowances, principles, and adjustments, such as adjustments for the authorized rate of return and annualized wage increases.

H. It is assumed that each organization will be subject to the regulation of the same state & federal agencies that presently regulate each organization.

I. If there currently exists a contract for services from independent third-parties, the contract will continue for the spun-off organizations.

J. Only the categories of costs that are expected to change significantly were analyzed. Clearly many other costs beyond those presented in this Study will be impacted by a divestiture. Footnotes throughout the Study highlight instances in which analysts contributing to the project pointed out additional costs which were not quantified.


V.   NEWGASCO-COLO ANALYSIS

A detailed study has been undertaken to analyze the potential impact on both the shareholders and customers of PSCo if it were ordered to divest its Colorado gas business. In order to accomplish that study, the management of PSCo provided estimates of the staffing levels of a NewGasCo-Colo, as well as any other operational and administrative changes that would have to be made in order to maintain the same level and quality of service to its gas customers after a spin-off of the gas business.

A.   Specific Assumptions

In addition to the General Study Assumptions cited earlier, the following specific assumptions have been incorporated into the analysis of the spin-off of the gas operations of PSCo into a NewGasCo-Colo.

     1.   Labor Assumptions

          a. The PSCo organization as of September 30, 1995 was used as the template for developing the NewGasCo-
               Colo organization structure.

          b. Where practical, some management positions were combined, eliminated or replaced with non-management positions. Some further consolidation of management positions may be possible, particularly within the staff organizations. However, the overall span of control (the ratio of non-management employees to management employees) for NewGasCo-Colo is only slightly smaller than the span of control in the PSCo organization. As of September 30, 1995, PSCo had 421 management and 4,279 non-management employees, yielding a span of control of 10.2 employees per manager. NewGasCo-Colo has 185 management and 1,784 non-management employees, resulting in a span of control of 9.6 (i.e., more managers per non-management employee than the organization). This smaller span of control is due to the following:

               1) A duplicate executive organization due to the need of having a separate set of executives for the new organization;

               2)   Management employees required in the
                    geographic areas, but with a lower non-
                    management employee count due to the
                    elimination of electric responsibilities;
                    and,

               3) The number of management personnel required in the staff organizations possessing technical expertise and background with some decrease in non-management staff size due to the elimination of support for electric functions.

          c. To provide an equivalent quality of customer service an analysis was made of the Customer Accounts and Service Organization to determine the number of employees required for the customer service area of NewGasCo-Colo. The staffing percentages required in the NewGasCo-Colo compared to the current combined company for the following functional areas of the Customer Accounts and Service Organization are as follows:

               Credit                             100 percent
               Personal Account Representatives   100 percent
               Billing                            100 percent
               Remittance                         100 percent
               Collection                          75 percent
               Call Center                         86 percent

               A 100 percent factor, for example, would result in a doubling of the number of existing employees, as the electric business would also require the same number of employees as the spun-off gas organization to accomplish the same function. These functions are accomplished by a relatively small number of personnel and a spin-off of gas responsibilities would not affect the number of employees required to accomplish electric-only functions.

          d. In order to determine the number of meter readers required, the average number of gas meters per meter reader in Pueblo, Colorado was compared to total gas meters in the entire NewGasCo-Colo service territory. Currently, in Pueblo, PSCo provides only gas service and therefore the meter readers read only gas meters, rather than both gas and electric. The customer density in and around Pueblo approximates the gas customer density in the rest of Colorado.

____________________

<F4> Both PSCo and Cheyenne are regulated to a minor extent by the FERC under the provisions of limited jurisdiction certificates pursuant to Section 7(c) of the Natural Gas Act of 1938.

<F5> As discussed in the Application/Declaration on Form U-1 of
     New Century Energies to which this Study is an exhibit, the PSCo and Cheyenne gas systems together constitute an integrated public utility system  within the meaning of
     Section 2 (a) (29) of the Public Utility Holding Company Act of 1935.

<F6> The savings anticipated to be realized from the
     reorganization have been taken into account in both the PSCo
     Base Case and the NewGasCo-Colo impact analysis contained in this Study.

<F7> The NewGasCo-Colo Base Case is essentially the rate of
     return study for PSCo s gas business contained in Exhibit DAB-1 to PSCo s merger applications filed with the CPUC on November 9, 1995. The NewGasCo-Wyo Base Case is based on the rate of return study filed with the WPSC in Cheyenne s October 1, 1995 Gas Cost Adjustment, Docket No. 30005-GP-95-
     37. Both studies are based on the 12 months ended June 30, 1995.


          e. Executive salaries were based on national survey data.<F8>

          f.   All non-executive salaries are based on current
               PSCo average compensation for the appropriate job level.

          g. Pensions and benefits are estimated as a percent of the labor cost. Currently, pension and benefits average an additional cost of approximately 37.6 percent above the base cost of labor. Therefore, after the base cost of labor was determined, an additional 37.6 percent was added to include pension and benefit costs.

          h. The cost of overtime varies depending upon the time of year, work load, and job classifications.
               The overtime cost assumptions utilized are comparable with the percent of overtime cost currently experienced by PSCo.<F9>

     2.   Operations & Maintenance (O&M) and Administrative and
          General  Assumptions (A&G):

          a. Annual facility costs relating to the additional employees required to operate the stand-alone companies have been incorporated into the Study.

          b. Separate arrangements will be made for external auditing of the books and accounts of NewGasCo-
               Colo.

          c. Executive and administrative support from PSCo would cease upon any divestiture, and these functions have been provided for in the NewGasCo-
               Colo organizational structure.

          d. Separate gas bills will be provided the customers of NewGasCo-Colo.

     3.   Capital Expenditure and Cost Assumptions

          a. With the exception of a new Call Center which would need to be constructed in order to handle customer orders and bill inquiries, estimated at $20.0 million, no additional capital expenditures will be made by NewGasCo-Colo as a direct consequence of spinning off the gas facilities from PSCo. This, of course, does not include planned capital expenditures to be made in the normal course of business in order to maintain existing levels of service and provide service to new customers.

          b. In the event PSCo was required to divest its gas operations, and assuming the assets were spun-off into a new stand-alone corporation, the requirements of the existing indentures would result in the need to recapitalize at market rates in effect at the time of the spin-off. Additionally, costs associated with the issuance of securities would be incurred and ultimately included in the NewGasCo-Colo cost of service.

               The current capital structure of PSCo is used for the purpose of analyzing capital costs for NewGasCo-Colo. This structure is approximately equal to the capital structure approved by the CPUC in PSCo's most recent rate proceeding, Docket No. 93S-001EG. As of June 30, 1995, PSCo's gas rate base was capitalized as follows:

                         Ratio          Cost       Composite Cost

Long Term Debt           40.39%         7.66%          3.09%
Preferred Stock           7.80%         6.65%          0.52%
Common Equity            51.81%        11.00%          5.70%

     Total:             100.00%                        9.31%

               This Study assumes that NewGasCo-Colo would have access to capital at a cost similar to that of PSCo. The difference expected from the rates listed above would result from replacing embedded average debt and preferred costs with those available at the time the new company is capitalized.<F10> The existing debt financing supporting PSCo's assets is primarily thirty-year utility bonds rated BBB+ at an average imbedded rate of 7.66 percent. The estimated rate on new comparable debt securities in 1997 is 8.03 percent. Using this forecasted rate and adjusting for issuance costs of approximately 1.5 percent of proceeds to be rolled in and amortized over the life of the bonds, the cost of debt for NewGasCo-Colo would be
               8.16 percent. An additional cost of $250,000 would be incurred in executing a new indenture.

               The market rate for utility sinking fund preferred stock in 1997 is forecast to be 7.22 percent, compared to the existing 6.65 percent imbedded cost. The cost to issue preferred stock would be approximately 2 percent of proceeds. As in the case of long term debt, these costs would be recovered as additional cost of capital and amortized over the life of the outstanding stock. The effective cost of preferred stock including issuance costs would be 7.40 percent.

               The cost of common equity is 11.00 percent which was established by the CPUC on October 14, 1993 in PSCo's most recent rate proceeding, Docket No. 93S-001EG. Common equity would not require the sale of new securities, as new stock certificates would be issued to current shareholders of PSCo. This would require some 78,000 certificates at a cost of approximately $780,000. This cost would be charged as a transition cost to be recovered over 30 years.

     4. Transition Cost Assumptions Transition costs, such as the renegotiation of gas-only franchises with the numerous cities and towns in which PSCo provides service, as well as upfront costs related to the creation of new indenture agreements, would be incurred and amortized over the appropriate life of the asset.<F11>

B.   Organization of NewGasCo-Colo

     The functional organization chart of NewGasCo-Colo is contained in Appendix B.

     Design of NewGasCo-Colo Organization The PSCo organization at September 30, 1995 was used as the pattern for developing the NewGasCo-Colo organization structure. The organizational structure is the result of the recent major restructuring completed with the assistance of Edgar Dunn & Company, a nationally recognized management consulting firm. In order to develop the new structure for the stand-alone company, management representing each organization was contacted for input regarding staffing levels.

     Board of Directors The Board of Directors is assumed to consist of nine directors based on the size and scope of NewGasCo-Colo.

     Chief Executive Officer(CEO)   The CEO reports to the Board
     of Directors and is responsible for overseeing the entire Company. The CEO oversees three direct-report executives (Chief Operating Officer; Chief Financial Officer; and General Counsel) and is responsible for Corporate Communications and Audit Services. The Executive Organization totals 23 employees, and is composed of 8 executives, 2 managers, and 13 non-management personnel.

     Chief Operating Officer (COO) The COO reports directly to the CEO and is responsible for the overall operating activities of the Company. The COO oversees the work of three executives (Marketing, Planning and Supply; Engineering and Technical Support; and Operations and Customer Service), and in addition directs the Managers of Business Processes and Information Technology and a secretary. The organization managed by the COO totals 1,767 employees, and is composed of 146 managers, and 1,621 non-management personnel.

          Vice President, Marketing, Planning and Supply The Vice President (VP) of Marketing, Planning and Supply is responsible for residential marketing, wholesale marketing, sales to large commercial and industrial customers, market research, measurement, program development and evaluation, business support, the natural gas vehicle program, acquiring interstate gas transportation, forecasting gas requirements, making sales gas purchases, and gas system control coordination. Marketing, Planning and Supply totals 129 employees, composed of 16 management and 113 non-management personnel.

          Vice President, Engineering and Technical Support The VP of Engineering and Technical Support is responsible for all major engineering functions such as system design (pipelines, storage reservoirs, and compressors), safety, environmental training, purchasing, contracts, material management, transportation, and facilities maintenance.
          Engineering and Technical Support totals 252 employees, composed of 27 management and 225 non-management personnel.

          Vice President, Operations and Customer Service The VP of Operations and Customer Service is responsible for the day-to-day interface with customers, customer accounts, regional management, pipeline construction, distribution system support services, meter reading, credit and billing, and customer information service. Operations and Customer Service is the largest department, totaling 1,363 employees, composed of 99 management and 1,264 non-management personnel.

          Manager, Business Processes The Manager of Business
          Processes is responsible for reviewing and recommending improvements to on-going business practices and procedures. Business Processes totals four employees and is composed of one management and three non-management personnel.

          Manager, Information Technology The Manager of Information Technology is responsible for asset management, technology management, and business planning. Information Technology totals 18 employees, and is composed of three management and 15 non-management personnel. The day-to-day operations, maintenance, software development, and equipment refresh functions will continue to be under contract with a third-party information technology provider.

          Chief Financial Officer (CFO) The CFO reports directly to the CEO and is responsible for rate, regulatory, finance, treasury, and accounting functions. The CFO oversees the work of four managers (Rates and Regulation; Investor Relations; Treasury; and the Controller/Corporate Secretary.) The organization managed by the CFO totals 113 employees, and is composed of 18 management and 95 non-management personnel.

          General Counsel The General Counsel reports directly to the CEO and oversees the VP of Human Resources, the Associate Legal Counsel, the Governmental Affairs Group, and the Unit Manager of Risk Management. The General Counsel is responsible for governmental affairs, legal services, and liability risk management, and, through the VP of Human Resources, oversees company staffing, compensation, training, benefits, health services, and employee relations. The organization managed by the General Counsel totals 66 employees, and is composed of 11 management and 55 non-management personnel.

C.   Annual Cost Increases

Based upon the foregoing general and specific assumptions, and the staffing requirements of the organizational structure, the following increased annual costs have been developed for NewGasCo-Colo:

     1.   Labor Costs                  $21,099,644
     2.   Pension and Benefits          11,880,673
     3.   Facility Costs                 2,361,310
     4.   Postage Expense                1,788,667
     5.   Board of Director's Fees         189,000
     6.   Reporting Costs                  670,660
     7.   Payroll Taxes                  1,196,435
     8.   Call Center Deprecation          440,000
     9.   Capitalized Labor Depreciation    45,623

                         Total:        $39,672,012

____________________

<F8> Neither an Employee Incentive Plan (EIP), nor a Management
     Incentive Plan has been included when determining the NewGasCo-Colo cost of labor. Note, however, that it is estimated that a plan similar to the present PSCo plan could result in the following additional annual costs:

     EIP per employee              $1000 per year
     Middle Management at Target   15 percent of base salaries
     Unit Managers at Target       10 percent of base salaries

<F9> Shift differential pay, overtime meal pay, and other premium pay types (i.e., time and one half for holidays) have not been included in determining the payroll cost for NewGasCo-Colo. An analysis of these costs based on historic statistics indicates that these costs could be as high as one percent of total labor costs or approximately $1.0 million per year.

<F10>     It is probable that the level of investor risk for
          NewGasCo-Colo will be higher than PSCo because of the reduced asset base and relative volatility of cash flows. As a result, it would in all probability receive a lower bond rating and higher debt costs. However, no separate study was made to quantify the effect of a lower bond rating, and therefore, no impact was included.

<F11>     Retraining costs have not been included as it is
          assumed all new employees will be fully qualified and receive minimal on-the-job training.


D.   Capital Cost Increases

Using the forecasted 1997 marginal rates for debt and preferred stock and the allowed cost of equity as discussed earlier, and recasting the cost of capitalizing the gas assets using PSCo's existing capital structure as a proxy for NewGasCo-Colo results in the following:

                         Ratio          Cost       Composite Cost

Long Term Debt           40.39%         8.16%          3.30%
Preferred Stock           7.80%         7.40%          0.58%
Common Equity            51.81%        11.00%          5.70%

     Total:             100.00%                        9.58%

The actual interest rates and preferred stock yields in effect at the time of divestiture could be substantially higher or lower than the forecasts employed here.<F12>

Applying the foregoing capital cost to NewGasCo-Colo results in the following increased annual capital costs:

     1.   Increased Borrowing Cost      $1,486,784
     2.   Capital Expenditure            1,874,615
     3.   Capitalized Labor                188,551
     4.   Capitalized Transition           259,172

                              Total:    $3,809,122

E.   Transition Cost Increases

The following is a summary of the principal transition costs that will be incurred as a result of a spin-off of the gas business of PSCo and their annual costs:

                                                          Annual
                                           Asset       Cost Increase

     1.   Renegotiation of Franchises   $1,794,400       $ 89,720
     2.   New Indenture                    250,000          8,333
     3.   Stock Certificates               780,000         26,000

                              Total:    $2,824,400       $124,053

F.   Total Lost Economies

Summarizing the foregoing increased annual costs, capital costs, and amortized transition costs which were developed in the Base
Case Study yields the following total lost economies before the effect of income taxes:

               Total Lost Economies:    $43,605,187

G.   Income Taxes

Recovery of the foregoing lost economies in a general rate proceeding would also require an increase to recover income taxes associated with the lost economies. The following is a summary of the revenue effect of income taxes:

               Total Income Taxes:      $1,002,482

H.   Base Case - 12 Months Ended June 30, 1995

The following is a summary of the key components of the Base Case
(the definition of each item is the same as in the Executive
Summary):

     1.   Total Gas Operating Revenue              $677,326,418
     2.   Total Gas Operating Revenue Deductions   $607,599,384
     3.   Gross Gas Income                          $69,727,034
     4.   Net Gas Income                            $51,266,520

I. Comparison of the Total Lost Economies of NewGasCo-Colo to the Base Case

The Total Lost Economies, before the effect of income taxes as a percent of the key components of the Base Case are:

     1.   Percent of Total Gas Operating Revenue              6.44%
     2.   Percent of Total Gas Operating Revenue Deductions   7.18%
     3.   Percent of Gross Gas Income                        62.54%
     4.   Percent of Net Gas Income                          85.06%

J.   Comparison of Rates of Return on Rate Base

The following is a comparison of the rates of return on rate base for the gas operations before and after an assumed spin-off:

     1.   Pro Forma Rate of Return - Existing                6.89%
     2.   Pro Forma Rate of Return - Base Case               9.31%
     3.   Pro Forma Rate of Return after Spin-off            2.47%
     4.   Required Rate of Return based on NewGasCo-Colo
          Cost of Capital                                    9.58%


VI.  NEWGASCO-WYO ANALYSIS

As was the case with PSCo, a detailed study has been undertaken to analyze the potential impact on both the shareholders and customers of Cheyenne if it were ordered to divest the gas business.

In order to accomplish that study, the management of Cheyenne provided estimates of the staffing levels of a NewGasCo-Wyo, as well as any other operational and administrative changes that would have to be made in order to maintain the same level and quality of service to its gas customers after a spin-off of the gas properties.

A.   Specific Assumptions

In addition to the General Study Assumptions cited earlier, the following specific assumptions have been incorporated into the analysis of the spin-off of the gas operations of Cheyenne into a NewGasCo-Wyo.

     1.   Labor Assumptions:

          a. As was the case with NewGasCo-Colo, the Cheyenne organization at September 30, 1995 was used as the template for developing the NewGasCo-Wyo organization structure.

          b. In order to maintain the same quality of service after the divestiture as before, a detailed analysis of the staffing requirements for NewGasCo-Wyo was made by Cheyenne management and PSCo Human Resources personnel. The following is a summary of their analysis of the staffing requirements for NewGasCo-Wyo:

                    A total of 57 employees would be required to operate NewGasCo-Wyo. Thirty-two employees of Cheyenne would be transferred to the new organization. The employees transferred include one manager and 31 non-management employees. An additional 25 employees would have to be hired in order for NewGasCo-Wyo to provide the same level of service as before the divestiture. These additional employees would include: one President, two managers and 22 non-management employees.

          c. Executive salaries are based on national survey data. Since the size of the organization is smaller than NewGasCo-Colo, the executive salaries are less for NewGasCo-Wyo.<F13>

          d.   All non-executive salaries are based on current
               Cheyenne average compensation for the appropriate job level.

          e. After the base cost of labor was determined, an additional 37.6 percent was added to determine pension and benefit costs. This percent is based on PSCo's approximate current percentage in order to keep benefits similar for NewGasCo-Wyo.

          f. The cost of overtime varies depending upon the time of year, work load, and job classifications.
               The overtime cost assumptions utilized are comparable with the percent of overtime cost currently experienced for PSCo.<F14>

     2.   Operation & Maintenance and Administrative and General
          Assumptions:

          a. In addition to the General Study Assumptions cited earlier, it is assumed that certain minor administrative functions now performed by employees of PSCo and billed to Cheyenne will be contracted out on an as-needed basis, and further, it is assumed that the cost to NewGasCo-Wyo would be substantially the same after a divestiture as before. For example, the short- and long-term financing for Cheyenne is currently being accomplished by employees of the Long-term Finance Department of PSCo, and if divestiture of Cheyenne's gas operations were ordered, and such financing were required, arrangements would have to be made with another organization possessing the same or similar financial expertise.

          b. Annual facility costs relating to the additional employees required to operate NewGasCo-Wyo have been incorporated into the Study.

          c. Separate arrangements will be made for external auditing of the books and accounts of NewGasCo-
               Wyo.

          d. In like manner, legal assistance, billing and record-keeping assistance would be contracted out, and it is assumed that NewGasCo-Wyo would be able to acquire these services for substantially the same fees as it is currently paying PSCo.

          e. Operations support provided by PSCo, such as controlling the operation of the gas distribution system, would have to be transferred to NewGasCo-Wyo. However, it is assumed that this support could be accomplished for the same cost as currently incurred by NewGasCo-Wyo.

          f. Executive and administrative support from PSCo would cease upon any divestiture, and these functions have been provided for in the NewGasCo-
               Wyo organizational structure.

          g. Separate gas bills will be provided the customers of NewGasCo-Wyo.

     3.   Capital Expenditure and Cost Assumptions

          a. No additional capital expenditures will be made by NewGasCo-Wyo as a direct consequence of spinning off the gas facilities from Cheyenne. This, of course, does not include planned capital expenditures to be made in the normal course of business in order to maintain existing levels of service and provide service to new customers.

          b. Financing costs for Cheyenne would similarly be affected by a required spin-off of their gas operations as was PSCo. The current capital structure of Cheyenne is used for the purpose of analyzing capital costs for NewGasCo-Wyo. This structure is approximately equal to the capital structure approved by the WPSC in the most recent rate proceeding, Docket No. 30005-GR-92-19. As of June 30, 1995 Cheyenne's gas rate base was capitalized as follows:

               Recapitalizing NewGasCo-Wyo would involve issuing new long-term debt at marginal rates. Cheyenne debt is currently rated BBB. The forecasted rate for such debt in 1997 is 8.20 percent. Issuance expenses of 1.5 percent of proceeds amortized over

____________________

<F12>     Additional financing costs, not quantified in this
          study, would arise from the short-term borrowing costs incurred by the stand-alone gas company. Because gas purchases are highly seasonal, the company would experience great volatility in its cash position. At the same time the book value of the assets of the company are much lower than those of the combined utility predecessor. As a result, the new company would be perceived as riskier and would be subject to higher short-term rates. However, these costs have not been quantified due to their uncertain nature.

<F13>     Neither an Employee Incentive Plan (EIP), nor a
          Management Incentive Plan has been included when determining the NewGasCo-Wyo cost of labor. Note, however, that it is estimated that a plan similar to the present PSCo plan could result in the following additional annual costs:

          EIP per employee              $1000 per year
          Middle Management at Target   15 percent of base salaries
          Unit Managers at Target       10 percent of base salaries

<F14>     Shift differential pay, overtime meal pay, and other
          premium pay types (i.e., time and one half for holidays) have not been included in determining the payroll cost for NewGasCo-Wyo. An analysis of these costs based on historic statistics indicates that these costs could be as high as one percent of total labor costs or approximately $22,000 per year.


               thirty years would result in an all-inclusive rate of 8.34 percent.<F15>

               The cost of common equity is 11.66 percent which was established by the WPSC on November 9, 1992 in Cheyenne's most recent gas rate proceeding, Docket No. 30005-GR-92-19. Common equity would not require the sale of new securities; however, new stock certificates would be issued to current shareholders of PSCo. Assuming that a lesser number of shares were issued than is currently outstanding on a per-shareholder basis, this would require some 39,000 certificates at a cost of approximately $390,000. This cost would be charged as a transition cost to be recovered over 30 years.

               As in the case of PSCo, a new indenture would be required at an estimated cost of $250,000. This cost would be included in transition costs to be recovered over 30 years.

     4. Transition Cost Assumptions Transition costs, such as the renegotiation of gas-only franchises with the City of Cheyenne, and the Towns of Burns and Pine Bluffs would be amortized over the appropriate life of the asset.<F16>

B.   Organization of NewGasCo-Wyo

The functional organization chart of NewGasCo-Wyo is contained in Appendix D. The new structure is composed of a seven-member
Board of Directors, a President, and four managers. The organization managed by the President totals 56 employees and is composed of four managers and 52 non-management personnel.

The Manager of Operations will have the day-to-day responsibility for all new gas construction, including the installation of mains and services to new customers, as well as the installation of the meters and associated equipment for such service. In addition, this manager will have the responsibility for maintaining all gas facilities as well as inspecting the facilities on a routine basis. Operations totals 25 employees, composed of one manager and 24 non-management employees.

The Manager of Operations Support will be in charge of the engineering and mapping functions, in addition to the purchasing and storing of the various equipment, materials, and supplies required for the operation of NewGasCo-Wyo. This manager will also supervise the trouble dispatch team and be responsible for the maintenance of NewGasCo-Wyo's vehicles. Operations Support totals 14 employees, composed of one manager and 13 non-management employees.

The Manager of Customer Service will be responsible for marketing, meter reading, billing, and collection functions, in addition to the acquisition of natural gas, and the accounting and reporting required by the various state and federal agencies. Clerical support will also be this manager's responsibility. Customer Service includes 12 employees in addition to the manager.

The Manager of Rates and Regulations will be responsible for all regulatory activities, including the development and filing of periodic rate cases with the WPSC and all regulatory reporting requirements. This department will have three employees in addition to the manager.

C.   Annual Cost Increases

Based upon the foregoing general and specific assumptions, and the staffing requirements of the organizational structure, the following increased annual costs have been developed for NewGasCo-Wyo:

     1.   Labor Costs                              $ 551,779
     2.   Pension and Benefits                       314,705
     3.   Facility Costs                             120,475
     4.   Auditing Costs - External Auditor           10,000
     5.   Postage Expense                             41,192
     6.   Board of Director's Fees                    77,000
     7.   Reporting Costs                            345,020
     8.   Payroll Taxes                               52,341
     9.   Capitalized Labor Depreciation               6,961

                                   Total:         $1,519,473

D.   Capital Cost Increases

Using the capital structure, allowed cost of equity and increased debt costs for NewGasCo-Wyo discussed earlier, the resulting weighted composite cost of capital for the stand-alone gas company would be:

                         Ratio          Cost       Composite Cost

Long Term Debt           52.72%         8.34%          4.40%
Common Equity            47.28%        11.66%          5.51%

     Total:             100.00%                        9.91%

Applying the foregoing capital cost to NewGasCo-Wyo results in the following increased capital costs:<F17>

     1.   Increased Borrowing Cost                 $  46,139
     2.   Capitalized Labor                           26,684
     3.   Capitalized Transition                      66,394

                                   Total:           $139,217

E.   Transition Cost Increases

The following is a summary of the principal transition costs that will be incurred as a result of a spin-off of the gas business of Cheyenne and their annual costs:

                                                           Annual
                                            Asset       Cost Increase

     1.   Renegotiation of Franchises      $54,000       $  2,700
     2.   New Indenture                    250,000          8,333
     3.   Stock Certificates               390,000         13,000

                         Total:           $694,000        $24,033

F.   Total Lost Economies

Summarizing the foregoing increased annual costs, capital costs, and amortized transition costs as developed in the Base Case
Study, yields the following total lost economies before the effect of income taxes:

                         Total Lost Economies:    $1,682,723

G.   Income and Franchise Taxes

Recovery of the foregoing lost economies in a general rate proceeding would also require an increase to recover income and franchise taxes associated with the lost economies. The following is a summary of the revenue effect of income and franchise taxes:

                  Total Income and Franchise Taxes:  $92,716

H.   Base Case - 12 Months Ended June 30, 1995

The following is a summary of the key components of the Base Case
(the definition of each item is the same as in the Executive
Summary):

     1.   Total Gas Operating Revenue              $15,630,080
     2.   Total Gas Operating Revenue Deductions   $13,681,672
     3.   Gross Gas Income                          $1,948,408
     4.   Net Gas Income                            $1,530,526

I.   Comparison of the Lost Economies of NewGasCo-Wyo to the Base
Case

The Total Lost Economies, before the effect of income taxes, as a percent of the key components of the Base Case are:

     1.   Percent of Total Gas Operating Revenue              10.77%
     2.   Percent of Total Gas Operating Revenue Deductions   12.30%
     3.   Percent of Gross Gas Income                         86.36%
     4.   Percent of Net Gas Income                          109.94%

J.   Comparison of Rates of Return on Rate Base

The following is a comparison of the rates of return on rate base for the gas operations before and after an assumed spin-off:

     1.   Pro Forma Rate of Return -  Existing                7.97%
     2.   Pro Forma Rate of Return -  Base Case               9.62%
     3.   Pro Forma Rate of Return after spin-off             3.13%
     4.   Required Rate of Return based on NewGasCo-Wyo
               Cost of Capital                                9.91%


VII. OTHER CUSTOMER IMPACTS

     A.   Quantifiable Postage Costs

          Customers who currently pay their monthly bill with one check and one stamp will be required to use two separate checks and two separate stamps in paying the remaining electric company and the NewGasCo. For the gas and electric customers of the existing PSCo and Cheyenne companies, the doubling of postage cost alone, not counting check and envelope costs, will result in a total annual out-of-pocket cost increase to customers of over $3.5 million. These annual postage costs are broken downs as follows:

                                    Postage Costs

          NewGasCo-Colo Customers    $3,478,637
          NewGasCo-Wyo Customers       $101,395

                         Total:      $3,580,032

B.   Non-quantifiable

     In addition to the quantifiable increased costs or lost economies which have been evaluated and included in the Study, there are other non-quantifiable costs which have not been included. The reason for not attempting to quantify these costs is that a meaningful estimate of these costs is beyond the scope of PSCo's present analysis. However these costs do exist, and the following are a few examples of these non-quantifiable costs.

          - The cost of additional regulation for both the CPUC and WPSC. The staffs of these agencies would undoubtedly experience additional duties and responsibilities as a result of dealing with an additional utility.

          - The cost to customers as a result of doing business with two utilities instead of one, including additional telephone calls for service questions or bill inquiries.

          - The cost to customers of providing access to meters and other facilities for two utilities.

          - The cost to customers, especially contractors and builders, of dealing with two utilities rather than one.

VIII.     BILL COMPARISON OF NEWGASCO-COLO AND NEWGASCO-WYO TO
          OTHER UTILITIES

The following is a comparison of average monthly bills for various utilities with which PSCo competes. The average bills are based on PSCo 1994 statistics and rates in effect as of October 1, 1995.

                        TABLE VIII-1
              BILL COMPARISON OF NEWGASCO-COLO
             AND NEWGASCO-WYO TO OTHER UTILITIES

                                        TOTAL AVERAGE
                                        MONTHLY CHARGE
    NAME OF UTILITY
  (Ranked in ascending
 order of Total Average
   Monthly Residential       CITY     RESIDENTIAL  COMMERCIAL
        Charge)

 CHEYENNE                 CHEYENNE       $28.57      $142.57

 NEWGASCO-WYO             CHEYENNE       $31.81      $158.77

 CITY OF                  COLORADO
 COLORADO SPRINGS         SPRINGS        $33.00      $181.84

 CITY OF                  FORT MORGAN    $33.42      $168.29
 FORT MORGAN

 ATMOS ENERGY CO          GREELEY        $33.76      $182.81

 PEOPLES (DIVISION OF     CASTLE ROCK    $34.95      $184.88
 UTILICORP)

 PSCO                     DENVER         $35.16      $172.66

 CITIZENS UTILITIES       LA JUNTA       $36.66      $192.62

 NEWGASCO-COLO            DENVER         $37.49      $184.09

                          JULESBERG/
 KN ENERGY                OVID           $39.68      $220.66

 TRINIDAD                 TRINIDAD       $43.06      $229.31

 TOWN OF RANGELY          RANGELY        $43.64      $227.64

 KN ENERGY (ROCKY MTN     GLENWOOD
 NATURAL GAS)             SPRINGS        $48.67      $252.27

____________________

<F15>     As discussed in the NewGasCo-Colo analysis, and for the
          same reasons, no additional premium is assumed on debt even though it would have only one-third the asset base of the existing company.

<F16>     Retraining costs have not been included as it is
          assumed all new employees will be fully qualified and receive minimal on-the-job training.

<F17>     The stand-alone gas company would experience higher
          short-term borrowing rates much as expected for the NewGasCo-Colo; however, these costs have not been quantified due to their uncertain nature.


IX.  EFFECT ON REMAINING ELECTRIC COMPANIES

A.   PSCO

As a result of any divestiture, the remaining NewElectricCo-Colo would experience increased costs in addition to those experienced by NewGasCo-Colo. These increased costs, as outlined earlier, are largely the result of increased labor costs associated with the additional personnel required to replace those who are currently working in both gas and electric operations.
Additional postage costs would also be incurred since electric billings would no longer share postage with the gas billings.
The total of these additional costs is $46.2 million, which equates to approximately 3.5 percent of electric rate revenues.

A summary of the increased annual costs, capital costs, and amortized transition costs applicable to NewElectricCo-Colo is as follows:

     1.   Labor Costs                    $25,851,085
     2.   Pensions and Benefits            9,055,651
     3.   Facility Costs                   2,361,310
     4.   Postage Expense                  1,881,494
     5.   Reporting Costs                    172,510
     6.   Payroll Taxes                    1,244,022
     7.   Capitalized Labor Depreciation      99,076
     8.   Increased Borrowing Cost         5,168,480
     9.   Capitalized Labor                  356,765

                         Total:          $46,190,393

B.   Cheyenne

Similarly, the remaining NewElectricCo-Wyo would experience additional costs due to labor and postage. The additional labor is due to replacing those personnel who currently work in both gas and electric operations. The total of these additional costs is $0.9 million, which is approximately 2.7 percent of electric rate revenues.

A summary of the increased annual costs, capital costs, and amortized transition costs applicable to NewElectricCo-Wyo is as follows:

     1.   Labor Costs                     $462,769
     2.   Pensions and Benefits            263,940
     3.   Facility Costs                    14,457
     4.   Postage Expense                   41,191
     5.   Payroll Taxes                     43,897
     6.   Capitalized Labor Depreciation     5,837
     7.   Increased Borrowing Cost          87,034
     8.   Capitalized Labor                 22,379

          Total:                          $941,504



                            APPENDIX A

                          COMPARISON OF
         PSCO AND CHEYENNE GAS TO REGIONAL GAS UTILITIES


                                                      1994 FINANCIAL
                                                                           NET
                                     1994                                 PLANT
NAME OF UTILITY                       GAS  OPERATING OPERATING OPERATING   AT
 (Alphabetical           NUMBER OF  SALES  REVENUES  REVENUES   INCOME  12/31/94
     Order)     STATE(S) CUSTOMERS  (MMCF)  ($000)    ($/MCF)   ($000)   ($000)

Cheyenne Light,
Fuel and Power
Company            WY      25,765    4,946   $13,799   $2.79    $1,506   $19,009

Gas Company of
New Mexico         NM     345,678   56,541  $302,104   $5.34   $24,913  $250,867

                 KS, NB,
KN Energy, Inc.  CO, WY   230,000   69,100  $320,557   $4.64   $48,304  $562,315

Montana power      MT     131,316   20,845  $107,812   $5.17   $20,461  $289,968

Montana-Dakota   MT, ND,
Utilities Co.      SD     192,150   30,113  $155,319   $5.16   $3,948    $83,434

Mountain Fuel
Supply Company   UT, WY   572,174   83,116  $378,260   $4.55  $34,046   $459,784

Public Service
Company of
Colorado           CO     933,361  150,107  $624,922   $4.16  $36,915   $543,698

          Source:  Pipeline & Gas Journal, September 1995